NOTICE OF MEETING OF SHAREHOLDERS

MEETING INFORMATION		AGENDA
Date:	Thursday May 7, 2020	1. To receive and consider our consolidated financial statements for the year ended December 31, 2019, together with the report of the auditors.

Time:	3:00 p.m.	2. Elect eight (8) directors.
	(Calgary time)	3. Appoint the auditors and authorize the directors to fix their remuneration.

Place:	Devonian Room	4. Consider a non-binding advisory resolution to accept our approach to executive compensation.
Calgary Petroleum Club
	319 - 5th Avenue SW	5. Transact such other business as may properly be brought before the meeting or any adjournment thereof.
Calgary, Alberta
The specific details of the matters proposed to be put before the meeting (including the full text of the resolutions) are set forth in the information circular - proxy statement accompanying this notice.
In view of the current COVID-19 outbreak, we encourage shareholders to not attend the meeting in person, particularly if they are experiencing any of the described COVID-19 symptoms of fever, cough or difficulty breathing.  Access to the meeting will, subject to our by-laws, be limited to essential personnel and registered shareholders and proxyholders entitled to attend and vote at the meeting. We may take additional precautionary measures in relation to the meeting in response to further developments with the COVID-19 outbreak.  In the event it is not possible or advisable to hold the meeting in person, we will announce alternative arrangements for the meeting as promptly as practicable, which may include postponement of the meeting or holding the meeting entirely by electronic means, telephone or other communication facilities. Please monitor our website at www.baytexenergy.com/investor/agm for updated information. As always, we encourage shareholder to vote their shares prior to the meeting.
Shareholders can vote online, by telephone or complete, date and sign the form of proxy or voting instruction form and return it by mail or fax as follows:

	BENEFICIAL SHAREHOLDERS	REGISTERED SHAREHOLDERS
	Shares held with a broker, bank or other intermediary	Shares held in own name and represented by a physical certificate
INTERNET	www.proxyvote.com	www.investorvote.com
TELEPHONE OR FAX	Call or fax to the number(s) listed on your voting instruction form	Phone: 1-866-732-8683 Fax: 1-866-249-7775
MAIL	Return the voting instruction form in the enclosed postage paid envelope	Return the form of proxy in the enclosed postage paid envelope
A vote submitted via the internet must be received by 3:00 p.m. (Calgary time) on May 5, 2020 or at least 48 hours prior to the time of any adjournment of the meeting. In order to be valid and acted upon at the meeting, forms of proxy must be returned to the aforesaid address or fax number not less than 48 hours before the time for holding the meeting or any adjournment thereof.
Only shareholders of record at the close of business on March 19, 2020 will be entitled to vote at the meeting, unless that shareholder has transferred any shares subsequent to that date and the transferee shareholder, not later than ten days before the meeting, establishes ownership of the shares and demands that the transferee's name be included on the list of shareholders entitled to vote at the meeting.
DATED at Calgary, Alberta, this 19th day of March, 2020.
By order of the Board of Directors
"Edward D. LaFehr", President and Chief Executive Officer